FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For period ending August 9, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS




               Please ensure the entries on this return are typed



1. Name of company


GlaxoSmithKline plc



2. Name of scheme


GlaxoSmithKline Savings Related Share Option Scheme



3. Period of return:


From      1 January 2005                             To     30 June 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


136,820



5. Number of shares issued / allotted under scheme during period:


127,500



6. Balance under scheme not yet issued / allotted at end of period


259,320



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


104,196 shares blocklisted on 25 June 2002

42,593 shares blocklisted on 15 March 2004

100,000 shares blocklisted on 29 March 2004

200,000 shares blocklisted on 4 November 2004

250,000 shares blocklisted on 19 January 2005



Please confirm total number of shares in issue at the end of the period in order for us to update our records


5,943,249,825



Contact for queries


Name             Philip Miller


Address          980 Great West Road, Brentford, Middlesex, TW8 9GS


Telephone        020 8047 5000



Person making the return


Name             Simon Bicknell


Position         Company Secretary


Signature







                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS




               Please ensure the entries on this return are typed



1. Name of company


GlaxoSmithKline plc



2. Name of scheme


GlaxoSmithKline Share Option Plan - ADS



3. Period of return:


From      1 January 2005                             To     30 June 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


365,352



5. Number of shares issued / allotted under scheme during period:


1,417,882



6. Balance under scheme not yet issued / allotted at end of period


1,337,470



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


77,942 shares blocklisted on 11 December 2003

42,592 shares blocklisted on 15 March 2004

42,593 shares blocklisted on 29 March 2004

600,000 shares blocklisted on 4 November 2004

2,390,000 shares blocklisted on 12 May 2005



Please confirm total number of shares in issue at the end of the period in order for us to update our records


5,943,249,825



Contact for queries


Name             Philip Miller


Address          980 Great West Road, Brentford, Middlesex, TW8 9GS


Telephone        020 8047 5000



Person making the return


Name             Simon Bicknell


Position         Company Secretary


Signature









                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS



               Please ensure the entries on this return are typed



1. Name of company


GlaxoSmithKline plc



2. Name of scheme


GlaxoSmithKline Share Option Plan - Ordinary Shares



3. Period of return:


From      1 January 2005                             To     30 June 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


156,906



5. Number of shares issued / allotted under scheme during period:


436,301



6. Balance under scheme not yet issued / allotted at end of period


(189,395)



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


77,942 shares blocklisted on 11 December 2003

90,000 shares blocklisted on 12 May 2005



Please confirm total number of shares in issue at the end of the period in order for us to update our records


5,943,249,825



Contact for queries


Name             Philip Miller


Address          980 Great West Road, Brentford, Middlesex, TW8 9GS


Telephone        020 8047 5000



Person making the return


Name             Simon Bicknell


Position         Company Secretary


Signature









                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS



               Please ensure the entries on this return are typed



1. Name of company


GlaxoSmithKline plc



2. Name of scheme


Glaxo Group Limited Share Option Scheme



3. Period of return:


From      1 January 2005                             To     30 June 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


1,694,816



5. Number of shares issued / allotted under scheme during period:


1,225,136



6. Balance under scheme not yet issued / allotted at end of period


469,680



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


10,000,000 shares blocklisted on 27 December 2000



Please confirm total number of shares in issue at the end of the period in order for us to update our records


5,943,249,825



Contact for queries


Name             Philip Miller


Address          980 Great West Road, Brentford, Middlesex, TW8 9GS


Telephone        020 8047 5000



Person making the return


Name             Simon Bicknell


Position         Company Secretary


Signature









                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS




               Please ensure the entries on this return are typed



1. Name of company


GlaxoSmithKline plc



2. Name of scheme


Glaxo Wellcome 1999 Share Option Plan



3. Period of return:


From      1 January 2005                             To     30 June 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


40,000



5. Number of shares issued / allotted under scheme during period:


0



6. Balance under scheme not yet issued / allotted at end of period


40,000



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


40,000 shares blocklisted on 25 June 2002



Please confirm total number of shares in issue at the end of the period in order for us to update our records


5,943,249,825



Contact for queries


Name             Philip Miller


Address          980 Great West Road, Brentford, Middlesex, TW8 9GS


Telephone        020 8047 5000



Person making the return


Name             Simon Bicknell


Position         Company Secretary


Signature









                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS




               Please ensure the entries on this return are typed



1. Name of company


GlaxoSmithKline plc



2. Name of scheme


Glaxo Wellcome International Share Option Scheme



3. Period of return:


From      1 January 2005                             To     30 June 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


20,328,126



5. Number of shares issued / allotted under scheme during period:



1,311,688



6. Balance under scheme not yet issued / allotted at end of period


19,016,438



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


35,236,365 shares blocklisted on 27 December 2000



Please confirm total number of shares in issue at the end of the period in order for us to update our records


5,943,249,825



Contact for queries


Name             Philip Miller


Address          980 Great West Road, Brentford, Middlesex, TW8 9GS


Telephone        020 8047 5000



Person making the return


Name             Simon Bicknell


Position         Company Secretary


Signature









                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS



               Please ensure the entries on this return are typed



1. Name of company


GlaxoSmithKline plc



2. Name of scheme


Glaxo Wellcome UK Share Option Scheme



3. Period of return:


From      1 January 2005                             To     30 June 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


5,475,236



5. Number of shares issued / allotted under scheme during period:


43,807



6. Balance under scheme not yet issued / allotted at end of period


5,431,429



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


6,031,645 shares blocklisted on 27 December 2000



Please confirm total number of shares in issue at the end of the period in order for us to update our records


5,943,249,825



Contact for queries


Name             Philip Miller


Address          980 Great West Road, Brentford, Middlesex, TW8 9GS


Telephone        020 8047 5000



Person making the return


Name             Simon Bicknell


Position         Company Secretary


Signature


                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS




               Please ensure the entries on this return are typed



1. Name of company


GlaxoSmithKline plc



2. Name of scheme


SmithKline Beecham 1989 Executive Share Option Plan - Approved - Ordinary Shares



3. Period of return:


From      1 January 2005                             To     30 June 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


222,303



5. Number of shares issued / allotted under scheme during period:


187,993



6. Balance under scheme not yet issued / allotted at end of period


534,310



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


3,027,248 shares blocklisted on 27 December 2000

500,000 shares blocklisted on 4 November 2004

500,000 shares blocklisted on 19 January 2005



Please confirm total number of shares in issue at the end of the period in order for us to update our records


5,943,249,825



Contact for queries


Name             Philip Miller


Address          980 Great West Road, Brentford, Middlesex, TW8 9GS


Telephone        020 8047 5000



Person making the return


Name             Simon Bicknell


Position         Company Secretary


Signature











                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS



               Please ensure the entries on this return are typed



1. Name of company


GlaxoSmithKline plc



2. Name of scheme


SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - ADS



3. Period of return:


From      1 January 2005                             To     30 June 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


(195,347)



5. Number of shares issued / allotted under scheme during period:


649,235



6. Balance under scheme not yet issued / allotted at end of period


275,418



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


6,000,000 shares blocklisted on 27 December 2000

700,000 shares blocklisted on 4 November 2004

1,000,000 shares blocklisted on 19 January 2005

120,000 shares blocklisted on 12 May 2005



Please confirm total number of shares in issue at the end of the period in order for us to update our records


5,943,249,825



Contact for queries


Name             Philip Miller


Address          980 Great West Road, Brentford, Middlesex, TW8 9GS


Telephone        020 8047 5000



Person making the return


Name             Simon Bicknell


Position         Company Secretary


Signature







                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS




               Please ensure the entries on this return are typed



1. Name of company


GlaxoSmithKline plc



2. Name of scheme


SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - Ordinary
Shares



3. Period of return:


From      1 January 2005                             To     30 June 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


215,861



5. Number of shares issued / allotted under scheme during period:


159,632



6. Balance under scheme not yet issued / allotted at end of period


56,229



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


1,000,000 shares blocklisted on 27 December 2000
100,000 shares blocklisted on 15 March 2004

42,592 shares blocklisted on 29 March 2004

500,000 shares blocklisted on 4 November 2004



Please confirm total number of shares in issue at the end of the period in order for us to update our records


5,943,249,825



Contact for queries


Name             Philip Miller


Address          980 Great West Road, Brentford, Middlesex, TW8 9GS


Telephone        020 8047 5000



Person making the return


Name             Simon Bicknell


Position         Company Secretary



Signature






SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 9, 2005                                      By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc